EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

~~FIDELITY PRIVATE CREDIT FUND; FIDELITY PRIVATE CREDIT COMPANY LLC; FIDELITY MULTI-STRATEGY CREDIT FUND; FIDELITY DIVERSIFYING SOLUTIONS LLC; FIDELITY EVERGREEN PRIVATE CREDIT FUND LP; FIDELITY PRIVATE CREDIT SC LLC; FIDELITY UNLEVERED PRIVATE CREDIT FUND LP; FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND II, LP; FIDELITY REAL ESTATE OPPORTUNISTIC INCOME FUND, L.P.; FIDELITY CONVERTIBLE ARBITRAGE FUND LP; FIDELITY CREDIT OPPORTUNITIES FUND II LP; FIDELITY PRIVATE CREDIT FUND BLOCKER 2 LLC; FIDELITY PRIVATE CREDIT FUND CSPV LLC; FIDELITY PRIVATE CREDIT TACTICAL 2 LLC; FIDELITY PRIVATE CREDIT FUND BSPV LLC; FPCF CA SPE 2 LLC; FIDELITY PRIVATE CREDIT FUND GSPV LLC; FIDELITY PRIVATE CREDIT TACTICAL 1 LLC; FIDELITY DIRECT LENDING FUND 1 BLOCKER LLC; FIDELITY DIRECT LENDING FUND I JSPV LLC; FDLF CA SPE LLC; FIDELITY DIRECT LENDING TACTICAL 1 LLC; FIDELITY DIRECT LENDING TACTICAL 2 LLC; FIDELITY DIRECT LENDING TACTICAL 3 LLC; FIDELITY MULTI STRATEGY CREDIT FUND BLOCKER LLC; FIDELITY MULTI STRATEGY CREDIT TACTICAL 1 LLC~~

~~245 Summer Street~~

~~Boston, Massachusetts 02210~~
~~(617) 563-7000~~

~~FIAM LLC; FIDELITY DIRECT LENDING INSTITUTIONAL FUND, LP; FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND I, LP~~

FORUM REAL ESTATE INCOME FUND
FORUM CAPITAL ADVISORS LLC
FORUM STRUCTURED FINANCE LP
FORUM STRUCTURED FINANCE SLP LLC
FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC.
FMREIT OPERATING PARTNERSHIP LP
FMREIT ADVISORS LLC
FDG STONECREST INVESTOR ASSOCIATES I-A, LLC
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC
~~900 Salem Street~~

~~Smithfield, Rhode Island 02917~~
240 Saint Paul Street, Suite 400
Denver, CO 80206
~~(617) 563-7000~~

~~AMENDMENT NO. 2 TO THE~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

~~Nicole Macarchuk, Senior Vice President, Deputy General Counsel~~

~~Fidelity Investments~~

Darren Fisk	**Elizabeth Ryan**
Chief Executive Officer	**Chief Compliance Officer & General Counsel**
Forum Capital Advisors LLC	**Forum Capital Advisors LLC**
240 Saint Paul Street, Suite 400	**240 Saint Paul Street, Suite 400**
Denver, CO 80206	**Denver, CO 80206**
legal@forumig.com	**legal@forumig.com**

~~245 Summer Street~~

~~Boston, Massachusetts 02210~~
~~Telephone: (617) 563-7000~~
~~Email: Nicole.Macarchuk@fmr.com~~

Copies to:

~~William J. Bielefeld, Esq.~~
~~Paul Stevens, Esq.~~
Kelley A. Howes
~~Dechert~~**Morrison & Foerster** LLP
~~1900 K~~**370 17th** Street, ~~NW~~**Suite 4200**

~~Washington, DC 20006~~
Denver, CO 80202
(~~202~~**303**) ~~261-3386~~**592-2237**
khowes@mofo.com

~~August 28~~September 26, 2025

:	
:	
:	
IN THE MATTER OF :	~~AMENDMENT NO. 2 TO THE~~ **APPLICATION**
~~FIDELITY PRIVATE CREDIT FUND; FIDELITY PRIVATE~~ :	**FOR AN ORDER PURSUANT TO**
~~CREDIT COMPANY LLC; FIDELITY MULTI-STRATEGY~~ :	**SECTIONS 17(d) AND 57(i) OF THE**
~~CREDIT FUND; FIDELITY DIVERSIFYING SOLUTIONS LLC;~~ :	**INVESTMENT COMPANY ACT OF 1940**
~~FIDELITY EVERGREEN PRIVATE CREDIT FUND LP; FIDELITY~~ :	**AND RULE 17d-1 UNDER THE**
~~PRIVATE CREDIT SC LLC; FIDELITY UNLEVERED PRIVATE~~ :	**INVESTMENT COMPANY ACT OF 1940**
~~CREDIT FUND LP; FIDELITY REAL ESTATE DEBT~~ :	**PERMITTING CERTAIN JOINT**
~~OPPORTUNITIES FUND II, LP; FIDELITY REAL ESTATE~~ :	**TRANSACTIONS OTHERWISE**
~~OPPORTUNISTIC INCOME FUND, L.P.; FIDELITY~~ :	**PROHIBITED BY SECTIONS 17(d) AND**
~~CONVERTIBLE ARBITRAGE FUND LP; FIDELITY CREDIT~~ :	**57(a)(4) OF AND RULE 17d-1 UNDER THE**
~~OPPORTUNITIES FUND II LP; FIDELITY PRIVATE CREDIT~~ :	**INVESTMENT COMPANY ACT OF 1940**
~~FUND BLOCKER 2 LLC; FIDELITY PRIVATE CREDIT FUND~~ :	
~~CSPV LLC; FIDELITY PRIVATE CREDIT TACTICAL 2 LLC;~~ :	
~~FIDELITY PRIVATE CREDIT FUND BSPV LLC; FPCF CA SPE 2~~ :	
~~LLC; FIDELITY PRIVATE CREDIT FUND GSPV LLC; FIDELITY~~ :	
~~PRIVATE CREDIT TACTICAL 1 LLC; FIDELITY DIRECT~~ :	
~~LENDING FUND 1 BLOCKER LLC; FIDELITY DIRECT~~ :	
~~LENDING FUND I JSPV LLC; FDLF CA SPE LLC; FIDELITY~~ :	
~~DIRECT LENDING TACTICAL 1 LLC; FIDELITY DIRECT~~ :	
~~LENDING TACTICAL 2 LLC; FIDELITY DIRECT LENDING~~ :	
~~TACTICAL 3 LLC; FIDELITY MULTI-STRATEGY CREDIT~~ :	
~~FUND BLOCKER LLC; FIDELITY MULTI-STRATEGY CREDIT~~ :	
~~TACTICAL 1 LLC~~	
~~245 SUMMER STREET~~	
~~BOSTON, MASSACHUSETTS 02210~~	
~~FIAM LLC; FIDELITY DIRECT LENDING INSTITUTIONAL~~	
~~FUND, LP; FIDELITY REAL ESTATE DEBT OPPORTUNITIES~~	
~~FUND I, LP~~	
FORUM REAL ESTATE INCOME FUND	
FORUM CAPITAL ADVISORS LLC	
FORUM STRUCTURED FINANCE LP	
FORUM STRUCTURED FINANCE SLP LLC	
FORUM MULTIFAMILY REAL ESTATE INVESTMENT	
TRUST, INC.	
FMREIT OPERATING PARTNERSHIP LP	
FMREIT ADVISORS LLC	
FDG STONECREST INVESTOR ASSOCIATES I-A, LLC	
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC	
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC	
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC	
~~900 SALEM STREET~~	
~~SMITHFIELD, RHODE ISLAND 02917~~	

240 Saint Paul Street, Suite 400
Denver, CO 80206

File No. ~~812-15799~~812-[ ]

I.   SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") ~~pursuant to Sections 17(d) and~~under Section 57(i) of the Investment Company Act of 1940, as amended (the "***1940 Act***" or "***Act***"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on ~~February 13, 2023 (the "*Prior Order*")²that was granted pursuant to~~January 18, 2023 under Sections 17(d) ~~and 57(i~~of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) of the 1940 Act and Rule 17d-1 ~~thereunder~~under the 1940 Act (the "***Prior Order***"), with the result that no person will continue to rely on the Prior Order if the Order is granted.[2]

- ~~Fidelity Private Credit Fund, an externally managed closed-end management investment company that has elected to be regulated as a business development company ("*FPCF*");~~

- ~~Fidelity Private Credit Company LLC, an externally managed closed-end management investment company that has elected to be regulated as a business development company ("*FPCC*");~~

- ~~Fidelity Multi-Strategy Credit Fund, an externally managed~~Forum Real Estate Income Fund, a Delaware statutory trust that is registered under the Act as a closed-end management investment company ~~that operates~~and operated as an "interval fund ~~registered~~" pursuant to Rule 23c-3 under the ~~1940 ~~Act ("***FMSF***" and, together with FPCF and FPCC,***FREIF***," or the "***Existing Regulated ~~Funds~~Fund***");[3]

- Forum Capital Advisors LLC ("***FCA***") is the investment adviser to FREIF and the investment adviser to FSF and FSF SLP (defined below);

- ~~Fidelity Evergreen Private Credit Fund~~Forum Structured Finance LP ("***FSF***"), which is an entity whose investment adviser is ~~Fidelity Diversifying Solutions LLC~~FCA and that would be an investment company but for Section 3(c)(7) of the ~~1940 ~~Act ~~("*FEPC*")~~;

- ~~Fidelity Private Credit SC LLC, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act ("*FPCSC*");~~

- ~~Fidelity Unlevered Private Credit Fund LP, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act ("*FUPCF*");~~

- ~~Fidelity Real Estate Debt Opportunities Fund II, LP~~Forum Structured Finance SLP LLC ("***FSF SLP***"), which is an entity whose investment adviser is ~~Fidelity Diversifying Solutions LLC~~FCA and that would be an investment company but for Section 3(c)(7) of the ~~1940 ~~Act ~~("*FRDOI*")~~;

- ~~Fidelity~~Forum Multifamily Real Estate ~~Opportunistic Income Fund, L.P., which is an entity whose investment adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act ("*FROI*");~~Investment Trust, Inc. ("***FMREIT***"), a real estate investment trust externally managed by FMREIT Advisors (defined below);

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

~~² Fidelity Private Credit Fund, et al. (File No. 812-15307), Release No. IC-34803 (January 11, 2023) (notice), Release No. IC-34831 (February 13, 2023) (order).~~

[2] Forum Real Estate Income Fund, et al. (File No. 812-15355), Release No. 34780 (December 21, 2022) (notice), Release No. 34810 (January 18, 2023) (order).

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

- FMREIT Operating Partnership LP, a subsidiary of FMREIT externally managed by FMREIT Advisors ("***FMREIT Operating Partnership***")[4];

- ~~Fidelity Convertible Arbitrage Fund LP, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act ("*FCAF*");~~

- ~~Fidelity Credit Opportunities Fund II LP, which is an entity whose adviser is Fidelity Diversifying Solutions LLC and that would be an investment company but for Section 3(c)(7) of the 1940 Act ("*FCOFII*");~~

- ~~Fidelity Diversifying Solutions LLC ("*FDS*"), the investment adviser to the Existing Regulated Funds, FEPC, FPCSC, FUPCF, FRDOII, FROI, FCAF, and FCOFII;~~

- ~~Fidelity Direct Lending Institutional Fund, LP,~~FDG Stonecrest Investor Associates I-A, LLC and FDG Stonecrest Investor Associates II-A, LLC (together, the "***FDG-A Funds***"*),* each of which is an entity whose investment adviser is ~~FIAM LLC~~FCA and that would be an investment company but for Section 3(c)(~~7~~1) of the ~~1940~~ Act ~~("*FDLI*")~~;

- ~~Fidelity Real Estate Debt Opportunities Fund I, LP,~~FDG Stonecrest Investor Associates I-B, LLC and FDG Stonecrest Investor Associates II-B, LLC, each of which is an entity whose investment adviser is ~~FIAM LLC~~FCA and that would be an investment company but for Section 3(c)(7) of the ~~1940~~ Act~~,~~ (~~"*FRDO*~~together, the "***FDG-B Funds***" and, together with ~~FEPC, FUPCF, FPCSC, FRDOII, FROI, FCAF, FDLI, and FCOFII, the "*Existing Affiliated*~~the FDG-A Funds, the "***FDG*** Funds");

- ~~Certain vehicles (as identified on Schedule A hereto) (the "*Existing Wholly-Owned Subsidiaries*"), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund; and~~

- ~~FIAM LLC, the investment adviser to FDLI and FRDO ("*FIAM*" and, together with FDS, "*Fidelity*" and, together with the Existing Regulated Funds, the Existing Affiliated Funds, and the Existing Wholly-Owned Subsidiaries, the "*Applicants*").³~~

- The FDG-A Funds, the FDG-B Funds, FMREIT, FMREIT Operating Partnership, FSF and FSF SLP are collectively referred to herein as the "***Existing Affiliated Funds***";

- FMREIT Advisors LLC, a subsidiary of FCA and the manager of FMREIT and FMREIT Operating Partnership ("***FMREIT Advisors***");

- FCA, FMREIT Advisors, the Existing Regulated Fund, and the Existing Affiliated Funds are collectively referred to herein as the "***Applicants***."

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[4] FMREIT Operating Partnership is, for financial reporting purposes, consolidated with FMREIT.

~~³ All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[45] and one or more Affiliated Entities[56] to engage in Co-Investment Transactions[7] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are

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[45] "***Regulated Fund***" means the Existing Regulated ~~Funds~~Fund and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[56] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a~~-7~~-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[6] ~~"*Co-Investment Transaction*" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.~~

collectively referred to herein as "***Participants***."[~~7~~8] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[~~8~~9]

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. ~~FPCF~~FREIF

~~FPCF~~FREIF was ~~organized~~ formed as a Delaware statutory trust under the Delaware Statutory Trust Act on ~~March 23~~April 5, ~~2022~~2021. ~~FPCF~~FREIF is an externally managed, non-diversified, closed-end management investment company that ~~has elected to be regulated as a business development company ("BDC")~~ operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ~~FPCF commenced investment operations on March 13, 2023.~~ ~~FPCF~~FREIF has elected to be treated as a ~~regulated~~real estate investment ~~company~~trust under Sub-Chapter M of the Internal Revenue Code of 1986, as amended~~, and intends to qualify for such election annually. FPCF's~~ ("***Sub-Chapter M***"). FREIF's principal place of business is ~~245 Summer~~240 Saint Paul Street, ~~Boston, Massachusetts 02210.~~Suite 400, Denver, CO 80206.

~~FPCF's~~FREIF's investment ~~objectives are to generate~~objective is to maximize current income and~~, to a lesser extent,~~ preserve investor capital, with a secondary focus on long-term capital appreciation. ~~FPCF has a four-member~~FREIF concentrates its investments (*i.e.*, invests more than 25% of its assets) in the real estate industry. FREIF has a four member board (the "***~~FPCF~~FREIF Board***"), of which three members are not "interested" persons of ~~the Fund~~FREIF within the meaning of Section 2(a)(19) of the ~~1940~~ Act.[~~9~~10]

~~B. FPCC~~

~~FPCC was formed on September 16, 2021, as a Delaware limited partnership named Fidelity Direct Lending Fund L.P. On January 31, 2023, Fidelity Direct Lending Fund, L.P., converted to a Delaware limited liability company and was renamed Fidelity Private Credit Central Fund LLC, a Delaware limited liability company. On June 1, 2023, FPCC elected to be regulated as a BDC. On March 11, 2024, FPCC was renamed Fidelity Private Credit Company LLC. FPCC is externally managed. FPCC has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify for such election annually. FPCC's principal place of business is 245 Summer Street, Boston, Massachusetts 02210.~~

~~FPCC's investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FPCC has a four-member board (the "*FPCC Board*"), of which three members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

~~C. FMSF~~

~~FMSF was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on October 4, 2022. FMSF commenced investment operations on May 19, 2023. FMSF is an externally managed, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. FMSF has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to qualify for such election annually. FMSF's principal place of business is 245 Summer Street, Boston, Massachusetts 02210.~~

~~FMSF's investment objective is to provide a high level of current income and capital appreciation through investments across a variety of high income-oriented asset classes including both liquid and illiquid securities. FMSF has a four-member~~

[~~7~~8] "***Adviser***" means ~~FDS, FIAM~~FCA and FMREIT Advisors, and any other investment adviser controlling, controlled by, or under common control with ~~FDS~~ FCA and/or ~~FIAM~~FMREIT Advisors. The term "Adviser" also includes any internally-managed Regulated Fund.

[~~8~~9] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[~~9~~10] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the ~~1940~~ Act.

~~board (the "**_FMSF Board_**"), of which three are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

B. ~~D. The~~ Existing Affiliated Funds

Each of FSF and FSF SLP is organized as a Delaware limited partnership. Each of FSF and FSF SLP is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(7) of the Act.[11]

Each FDG Fund is organized as a Colorado limited liability company. Each FDG-A Fund is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(1) of the Act and each FDG-B Fund is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(7) of the Act.

FMREIT was organized as a Maryland corporation on October 28, 2022. FMREIT has elected to be treated as a real estate investment trust under Sub-Chapter M for U.S. federal income tax purposes. FMREIT conducts its business primarily through the FMREIT Operating Partnership. FMREIT GP, LLC, of which FMREIT is the sole member, is the general partner of the FMREIT Operating Partnership.

FMREIT Operating Partnership was organized as a Delaware limited partnership on October 26, 2022.

~~Each Existing Affiliated Fund is a Delaware limited partnership or limited liability company that is a privately-offered fund that would be an "~~Neither FMREIT nor the FMREIT Operating Partnership are considered to be an investment company~~" but for~~ under Section 3(a)(1)(A) of the 1940 Act because neither of them engages primarily or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In the event that FMREIT or the FMREIT Operating Partnership were to be deemed an investment company under Section 3(a) of the 1940 Act, FMREIT or the FMREIT Operating Partnership would be excepted from the definition of an investment company under the 1940 Act pursuant to Section 3(c)(~~7~~5) ~~of the 1940 Act.[10]~~(C) or Section 3(c)(6) thereof.

~~Each Existing Affiliated Fund has its own respective general partner or board of directors, as applicable, with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. FDS or FIAM serve as investment advisers to the Existing Affiliated Funds.~~

~~E. FDS and FIAM~~

FMREIT and the FMREIT Operating Partnership are externally managed by FMREIT Advisers and, accordingly, may be considered to be controlled by FMREIT Advisers.

C. FCA

~~FDS serves as the investment adviser of the Existing Regulated Funds and FDS or FIAM serve as the investment adviser of the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser or investment sub-adviser to any Future Regulated Fund. Each of FDS and FIAM is~~FCA, a Delaware limited liability company ~~and is a,~~ is registered ~~investment adviser~~ with the Commission under the Advisers Act. ~~On the date of this Application, FDS's sole clients that intend to rely on the Order are the Existing Regulated Funds, FEPC, FPCSC, FUPCF, FRDOII, FROI, FCAF, and FCOFII. On the date of this Application, FIAM's sole clients that intend to rely on the Order are FDLI and FRDO.~~FCA is a wholly-owned subsidiary of Forum Investment Group LLC ("Forum Investment Group"). FCA serves as the investment adviser to FREIF and the investment adviser to FSF and FSF SLP, each of which it manages

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[11] In the future, an Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

~~[10] In the future, each Existing Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.~~

in accordance with its objectives and strategies. FCA's address is 240 Saint Paul Street, Suite 400, Denver, CO 80206.

~~FDS and FIAM are each a direct or indirect subsidiary of FMR LLC, a Delaware limited liability company ("*FMR*"). FMR currently owns directly or indirectly a majority of each of FDS and FIAM. No other person or entity currently owns above 10% of FDS or FIAM. FMR is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.~~

D. ~~F. The Existing Wholly-Owned Subsidiaries~~**FMREIT Advisors**

~~Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. A list of the Existing Wholly-Owned Subsidiaries that intend to rely on the Order on the date of this Application is included on Schedule A hereto.~~

FMREIT Advisors, a Delaware limited liability company, is an indirect, wholly-owned subsidiary of Forum Investment Group and serves as the investment manager to FMREIT (including the FMREIT Operating Partnership). As investment manager, FMREIT Advisors provides for the day-to-day management of the operations of FMREIT (including the FMREIT Operating Partnership) and provides FMREIT (including the FMREIT Operating Partnership) with a management team and the appropriate support personnel to provide such management services. FMREIT Advisors' address is 240 Saint Paul Street, Suite 400, Denver, CO 80206.

III. ORDER REQUESTED

The Applicants request an Order of the Commission ~~pursuant to~~under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "*Conditions*"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"[~~11~~12] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business

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[~~11~~12] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~FDS~~FCA and ~~FIAM~~FMREIT Advisors are each ~~majority owned by FMR~~a direct or indirect wholly-owned subsidiary of Forum Investment Group, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to ~~FDS~~FCA and ~~FIAM~~FMREIT Advisors, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~FDS~~FCA and ~~FIAM~~FMREIT Advisors, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~12~~13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,~~13~~14 of the Regulated Fund ("**_Required Majority_**") will take the steps set

---

~~12~~13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

~~13~~14 Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a

forth in Section 57(f) of the 1940 Act,~~[14]~~[15] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~[15]~~[16]

4. No Remuneration. Any transaction fee~~[16]~~[17] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.~~17~~~~[17]~~[18]

6. Dispositions:

majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

~~14~~15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

~~15~~16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

~~16~~17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

~~17~~18 The Affiliated Entities may adopt shared Co-Investment Policies.

(a) Prior to any Disposition[18][19] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19][20]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[20][21]

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[18][19] "*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19][20] "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[20][21] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with ~~regard to creditor protection terms and other similar investor rights), more control over the investment and~~ less need to bring in other external investors or structure investments to satisfy the different needs of external investors); (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders[22] permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (, including substantially identical relief[23] recently granted by the Commission, which applications have been identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act (together, the "***Existing Orders***").[21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the

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[22]   *See, e.g.*, FS Credit Opportunities Corp., *et al*. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. *et al*. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, *et al*. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al*. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

[23]   *See* TCW Direct Lending LLC, *et al*. (File No. 812-15821) Release No. IC-35730 (August 29, 2025) (notice), Release No. IC-35757 (September 24, 2025) (order); Fidelity Private Credit Fund, *et al*. (File No. 812-15799) Release No. IC-35731 (August 29, 2025) (notice), Release No. IC-35756 (September 23, 2025) (order).

[21]   ~~*See, e.g.*, FS Credit Opportunities Corp., *et al*. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. *et al*. (File No.~~

possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Nicole Macarchuk, Senior Vice President, Deputy General Counsel~~

Darren Fisk	**Elizabeth Ryan**
Chief Executive Officer	**Chief Compliance Officer & General Counsel**
Forum Capital Advisors LLC	**Forum Capital Advisors LLC**
240 Saint Paul Street, Suite 400	**240 Saint Paul Street, Suite 400**
Denver, CO 80206	**Denver, CO 80206**
legal@forumig.com	**legal@forumig.com**

~~Fidelity Investments~~

~~245 Summer Street~~
~~Boston, Massachusetts 02210~~
~~Telephone: (617) 563-7000~~
~~Email: Nicole.Macarchuk@fmr.com~~

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Kelley A. Howes

~~William J. Bielefeld, Esq.~~
~~Paul Stevens, Esq.~~
~~Dechert~~**Morrison & Foerster LLP**
~~1900 K~~**370 17th** **Street,** ~~NW~~**Suite 4200**

~~Washington, DC 20006~~
Denver, CO 80202
(~~202~~303) ~~261-3386~~592-2237
khowes@mofo.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~each~~the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are ~~provided on~~attached hereto as Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that ~~each~~the Existing Regulated Fund and Existing Affiliated ~~Fund~~Funds have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to ~~Sections 17(d) and~~Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1.

~~812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, *et al.* (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al.* (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).~~

The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit B to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the ~~28th~~26th day of ~~August~~September, 2025.

~~FIDELITY PRIVATE CREDIT~~FORUM REAL ESTATE INCOME FUND

By: /s/ ~~Heather Bonner~~Darren Fisk
Name: ~~Heather Bonner~~Darren Fisk
Title: ~~President and Treasurer~~Chairman, Chief Executive Officer and Trustee

~~FIDELITY PRIVATE CREDIT COMPANY LLC~~

~~By: /s/ Heather Bonner~~
~~Name: Heather Bonner~~
~~Title: President and Treasurer~~
~~FIDELITY MULTI-STRATEGY CREDIT FUND~~
~~By: /s/ Heather Bonner~~
~~Name: Heather Bonner~~
~~Title: President and Treasurer~~
~~FIDELITY DIVERSIFYING SOLUTIONS~~FORUM CAPITAL ADVISORS LLC

By: /s/ ~~Christopher Rimmer~~Darren Fisk
Name: ~~Christopher Rimmer~~Darren Fisk
Title: ~~Treasurer~~Chief Executive Officer

~~By: /s/ Thomas Vercillo~~
~~Name: Thomas Vercillo~~
~~Title: Treasurer~~
FORUM STRUCTURED FINANCE LP
~~FIDELITY DIRECT LENDING INSTITUTIONAL FUND, LP~~
By: Forum Structured Finance GP LLC, its General Partner,~~FIAM Institutional Funds Manager, LLC~~

By: Forum Structured Finance GP Manager, Inc., its Managing Member

By: Forum Capital Advisors LLC, its Sole Shareholder

By: /s/ ~~Thomas Vercillo~~Darren Fisk
Name: ~~Thomas Vercillo~~Darren Fisk

~~FIAM LLC~~

Title: ~~Treasurer~~Chief Executive Officer
~~FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND I, LP~~

~~By: its General Partner, Fidelity Funds Manager II, LLC~~

FORUM STRUCTURED FINANCE SLP LLC

By: **Forum Structured Finance GP LLC,**
its Managing Member~~, FIAM Holdings LLC~~

By: **Forum Structured Finance GP Manager, Inc.,**
its Managing Member

By: ~~/s/ Thomas Vercillo~~**Forum Capital Advisors LLC,**
its Sole Shareholder
~~Name: Thomas Vercillo~~
~~Title: Treasurer~~

~~FIDELITY EVERGREEN PRIVATE CREDIT FUND LP~~

~~By: its General Partner, Fidelity Evergreen Private Credit Fund GP LLC~~

By: /s/ ~~Thomas Vercillo~~Darren Fisk_____
Name: ~~Thomas Vercillo~~Darren Fisk
Title: ~~Treasurer~~Chief Executive Officer
~~FIDELITY~~

FORUM MULTIFAMILY REAL ESTATE ~~OPPORTUNISTIC INCOME FUND, L.P.~~**INVESTMENT TRUST, INC.**
~~By: its General Partner, Fidelity Real Estate Partners VI, LLC~~

By: /s/ ~~John Slyconish~~Darren Fisk_____

Name: ~~John Slyconish~~Darren Fisk

Title: ~~Treasurer~~Chairman, Principal Executive Officer and Trustee

~~**FIDELITY PRIVATE CREDIT SC LLC**~~

~~By: /s/ Heather Bonner_____~~

~~Name: Heather Bonner~~

~~Title: Director~~

~~**FIDELITY UNLEVERED PRIVATE CREDIT FUND**~~**FMREIT OPERATING PARTNERSHIP LP**

By: FMREIT GP LLC,
its General Partner, ~~**Fidelity Unlevered Private Credit Fund GP LLC**~~

By: Forum Multifamily Real Estate Investment Trust, Inc.,
its Sole Member

By: /s/ ~~Heather Bonner~~Darren Fisk_____

Name: ~~Heather Bonner~~Darren Fisk

Title: Chief Executive Officer and Director

~~**FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND II, LP**~~
~~By: its General Partner, Fidelity Funds Manager III, LLC~~

FMREIT ADVISORS LLC

By: /s/ ~~Thomas Vercillo~~Darren Fisk_____

Name: ~~Thomas Vercillo~~Darren Fisk

Title: ~~Treasurer~~Chief Executive Officer

~~**FIDELITY CONVERTIBLE ARBITRAGE FUND LP**~~

~~By: its General Partner, Fidelity Convertible Arbitrage Fund GP LLC~~

~~By: /s/ Thomas Vercillo_____~~

~~Name: Thomas Vercillo~~

~~Title: Treasurer~~

~~**FIDELITY CREDIT OPPORTUNITIES FUND II LP**~~
FDG STONECREST INVESTOR ASSOCIATES I-A, LLC

By: ~~its General Partner, Fidelity Funds~~**FDG Stonecrest Manager, LLC,**
its Manager

By: Forum Investment Group LLC,
its Managing Member, ~~**FIAM LLC**~~

By: **Forum Management, Inc.,**
        its Manager

By: /s/ ~~Thomas Vercillo~~Darren Fisk _____
Name: ~~Thomas Vercillo~~Darren Fisk
Title: ~~Treasurer~~Director and President

~~FIDELITY PRIVATE CREDIT FUND BLOCKER 2 LLC~~
~~FIDELITY PRIVATE CREDIT FUND CSPV LLC~~
~~FIDELITY PRIVATE CREDIT TACTICAL 2 LLC~~
~~FIDELITY PRIVATE CREDIT FUND BSPV LLC~~
~~FPCF CA SPE 2 LLC~~
~~FIDELITY PRIVATE CREDIT FUND GSPV LLC~~
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC
~~FIDELITY PRIVATE CREDIT TACTICAL 1 LLC~~
By: **FDG Stonecrest Manager, LLC,**
             its Manager

By: ~~Fidelity Private Credit Fund, its sole~~ **Forum Investment Group LLC,**
        its Managing Member

By: **Forum Management, Inc.,**
             its Manager

By: /s/ ~~Heather Bonner~~Darren Fisk _____
Name: ~~Heather Bonner~~Darren Fisk
Title: Director and President ~~and Treasurer~~

~~FIDELITY DIRECT LENDING FUND 1 BLOCKER LLC~~
~~FIDELITY DIRECT LENDING FUND I JSPV LLC~~
~~FDLF CA SPE LLC~~
~~FIDELITY DIRECT LENDING TACTICAL 1 LLC~~
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC
~~FIDELITY DIRECT LENDING TACTICAL 2 LLC~~
By: **FDG Stonecrest Manager, LLC,**
             its Manager
~~FIDELITY DIRECT LENDING TACTICAL 3 LLC~~
By: ~~Fidelity Private Credit Company LLC, its sole~~ **Forum Investment Group LLC,**
        its Managing Member

By: **Forum Management, Inc.,**
             its Manager

By: /s/ ~~Heather Bonner~~Darren Fisk _____
Name: ~~Heather Bonner~~Darren Fisk
Title: Director and President ~~and Treasurer~~
~~FIDELITY MULTI-STRATEGY CREDIT FUND BLOCKER LLC~~
~~FIDELITY MULTI-STRATEGY CREDIT TACTICAL 1 LLC~~
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC

By: **FDG Stonecrest Manager, LLC,**
             its Manager

By: ~~Fidelity Multi-Strategy Credit Fund, its sole~~ Forum Investment Group LLC, its Managing Member

By: **Forum Management, Inc., its Manager**

By: /s/ ~~Heather Bonner~~ Darren Fisk _____
Name: ~~Heather Bonner~~ Darren Fisk
Title: Director and President ~~and Treasurer~~

VERIFICATION

The undersigned ~~state~~ states that ~~they have~~ he has duly executed the foregoing Application for and on behalf of ~~the Applicants, as the case may be, that they hold the office with~~ Forum Real Estate Income Fund, that he is the Chairman, Chief Executive Officer and Trustee of such entity ~~as indicated below,~~ and that all action by officers, directors, and other bodies necessary to authorize ~~undersigned~~ deponent to execute and file such ~~Application~~ instrument has been taken. The undersigned further states that ~~they are~~ he is familiar with such ~~Application,~~ instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~their~~ his knowledge, information and belief.

~~FIDELITY PRIVATE CREDIT~~ **FORUM REAL ESTATE INCOME FUND**

By: /s/ ~~Heather Bonner~~ Darren Fisk _____
Name: ~~Heather Bonner~~ Darren Fisk
~~Title: President and Treasurer~~

~~FIDELITY PRIVATE CREDIT COMPANY LLC~~

~~By: /s/ Heather Bonner~~ _____
~~Name: Heather Bonner~~
~~Title: President and Treasurer~~

~~FIDELITY MULTI-STRATEGY CREDIT FUND~~

~~By: /s/ Heather Bonner~~ _____
~~Name: Heather Bonner~~
~~Title: President and Treasurer~~

~~FIDELITY DIVERSIFYING SOLUTIONS LLC~~

~~By: /s/ Christopher Rimmer~~ _____
~~Name: Christopher Rimmer~~
Title: ~~Treasurer~~ Chairman, Principal Executive Officer and Trustee

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Capital Advisors LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


~~FIAM~~<u>**FORUM CAPITAL ADVISORS**</u> **LLC**


By: /s/ ~~Thomas Vercillo~~Darren Fisk_____
Name: ~~Thomas Vercillo~~Darren Fisk
Title: ~~Treasurer~~<u>Chief Executive Officer</u>


<u>VERIFICATION</u>


<u>The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Structured Finance LP, that he is the Chief Executive Officer of the Sole Shareholder of the Managing Member of the general partner of such fund and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.</u>


~~**FIDELITY DIRECT LENDING INSTITUTIONAL FUND,**~~<u>**FORUM STRUCTURED FINANCE**</u> **LP**~~.~~


By: <u>Forum Structured Finance GP LLC,
its General Partner</u>~~, FIAM Institutional Funds Manager, LLC~~

<u>By: Forum Structured Finance GP Manager, Inc.,
its Managing Member</u>

<u>By: Forum Capital Advisors LLC,
its Sole Shareholder</u>

By: /s/ ~~Thomas Vercillo~~Darren Fisk_____
Name: ~~Thomas Vercillo~~Darren Fisk
Title: ~~Treasurer~~<u>Chief Executive Officer</u>


~~**FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND I, LP**~~
~~**By: its General Partner, Fidelity Funds Manager II, LLC**~~
<u>VERIFICATION</u>


<u>The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Structured Finance SLP LLC, that he is the Chief Executive Officer of the Sole Shareholder of the Managing Member of the Managing Member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.</u>


<u>FORUM STRUCTURED FINANCE SLP LLC</u>


By: <u>Forum Structured Finance GP LLC,</u>
its Managing Member<u>,</u>~~ FIAM Holdings LLC~~

<u>By: Forum Structured Finance GP Manager, Inc.,
its Managing Member</u>


<u>20</u>


By: ~~/s/ Thomas Vercillo~~ Forum Capital Advisors LLC,
its Sole Shareholder
~~Name:~~ ~~Thomas Vercillo~~
~~Title:~~ ~~Treasurer~~

~~FIDELITY EVERGREEN PRIVATE CREDIT FUND LP~~

~~By: its General Partner, Fidelity Evergreen Private Credit Fund GP LLC~~

By: /s/ ~~Thomas Vercillo~~ Darren Fisk
Name: ~~Thomas Vercillo~~ Darren Fisk
Title: ~~Treasurer~~ Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Forum Multifamily Real Estate Investment Trust, Inc., that he is the Chief Executive Officer and Director of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~FIDELITY~~ **FORUM MULTIFAMILY REAL ESTATE**
~~OPPORTUNISTIC INCOME FUND, L.P.~~ **INVESTMENT TRUST, INC.**
~~By: its General Partner, Fidelity Real Estate Partners VI, LLC~~
By: /s/ Darren Fisk
Name: ~~John Slyconish~~ Darren Fisk
~~Title:~~ ~~Treasurer~~

~~FIDELITY PRIVATE CREDIT SC LLC~~

~~/s/ Heather Bonner~~

~~Heather Bonner~~
~~Director~~

~~FIDELITY UNLEVERED PRIVATE CREDIT FUND LP~~

~~By: its General Partner, Fidelity Unlevered Private Credit Fund GP LLC~~

~~By:~~ ~~/s/ Heather Bonner~~
~~Name:~~ ~~Heather Bonner~~
Title: Chief Executive Officer and Director
~~FIDELITY REAL ESTATE DEBT OPPORTUNITIES FUND II, LP~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FMREIT Operating Partnership LP, that he is the Chief Executive Officer of the Sole Member of the General Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FMREIT OPERATING PARTNERSHIP LP

By: **FMREIT GP LLC,**
its General Partner, ~~Fidelity Funds Manager III, LLC~~

By: **Forum Multifamily Real Estate Investment Trust, Inc.,**
its Sole Member

By: /s/ ~~Thomas Vercillo~~ Darren Fisk_____
Name: ~~Thomas Vercillo~~ Darren Fisk
Title: ~~Treasurer~~ Chief Executive Officer and Director
~~FIDELITY CONVERTIBLE ARBITRAGE FUND LP~~
~~By: its General Partner, Fidelity Convertible Arbitrage Fund GP LLC~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FMREIT Advisors LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FMREIT ADVISORS LLC

By: /s/ ~~Thomas Vercillo~~ Darren Fisk_____
Name: ~~Thomas Vercillo~~ Darren Fisk
Title: ~~Treasurer~~ Chief Executive Officer
~~FIDELITY CREDIT OPPORTUNITIES FUND II LP~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates I-A, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FDG STONECREST INVESTOR ASSOCIATES I-A, LLC

By: ~~its General Partner, Fidelity Funds~~ FDG Stonecrest Manager, LLC, its Manager

By: Forum Investment Group LLC,
its Managing Member, ~~FIAM LLC~~

By: Forum Management, Inc.,
its Manager

By: /s/ ~~Thomas Vercillo~~ Darren Fisk_____
Name: ~~Thomas Vercillo~~ Darren Fisk

Title: ~~Treasurer~~Director and President

~~FIDELITY PRIVATE CREDIT FUND BLOCKER 2 LLC~~
~~FIDELITY PRIVATE CREDIT FUND CSPV LLC~~
~~FIDELITY PRIVATE CREDIT TACTICAL 2 LLC~~
~~FIDELITY PRIVATE CREDIT FUND BSPV LLC~~
~~FPCF CA SPE 2 LLC~~
~~FIDELITY PRIVATE CREDIT FUND GSPV LLC~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates I-B, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~FIDELITY PRIVATE CREDIT TACTICAL 1 LLC~~
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC

By: FDG Stonecrest Manager, LLC,
       its Manager

By: ~~Fidelity Private Credit Fund, its sole~~ Forum Investment Group LLC,
       its Managing Member

By: Forum Management, Inc.,
       its Manager

By: /s/ ~~Heather Bonner~~Darren Fisk
Name: ~~Heather Bonner~~Darren Fisk
Title: Director and President ~~and Treasurer~~
~~FIDELITY DIRECT LENDING FUND 1 BLOCKER LLC~~
~~FIDELITY DIRECT LENDING FUND I JSPV LLC~~
~~FDLF CA SPE LLC~~
~~FIDELITY DIRECT LENDING TACTICAL 1 LLC~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates II-A, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~FIDELITY DIRECT LENDING TACTICAL 2 LLC~~
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC
~~FIDELITY DIRECT LENDING TACTICAL 3 LLC~~
By: FDG Stonecrest Manager, LLC,
       its Manager

By: ~~Fidelity Private Credit Company LLC, its sole~~ Forum Investment Group LLC,
       its Managing Member


By: Forum Management, Inc.,
        its Manager

By: /s/ ~~Heather Bonner~~Darren Fisk_____
Name: ~~Heather Bonner~~Darren Fisk
Title: Director and President ~~and Treasurer~~
~~FIDELITY MULTI-STRATEGY CREDIT FUND BLOCKER LLC~~
~~FIDELITY MULTI-STRATEGY CREDIT TACTICAL 1 LLC~~


VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FDG Stonecrest Investor Associates II-B, LLC, that he is the Director and President of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


FDG STONECREST INVESTOR ASSOCIATES II-B, LLC

By: FDG Stonecrest Manager, LLC,
        its Manager

By: ~~Fidelity Multi-Strategy Credit Fund, its sole~~ Forum Investment Group LLC,
        its Managing Member

By: Forum Management, Inc.,
        its Manager

By: /s/ ~~Heather Bonner~~Darren Fisk_____
Name: ~~Heather Bonner~~Darren Fisk
Title: Director and President ~~and Treasurer~~


SCHEDULE A

Existing Wholly-Owned Subsidiaries of Fidelity Private Credit Fund

Fidelity Private Credit Fund Blocker 2 LLC

Fidelity Private Credit Fund CSPV LLC

Fidelity Private Credit Tactical 2 LLC

Fidelity Private Credit Fund BSPV LLC

FPCF CA SPE 2 LLC

Fidelity Private Credit Fund GSPV LLC

Fidelity Private Credit Tactical 1 LLC

Existing Wholly-Owned Subsidiaries of Fidelity Private Credit Company LLC

Fidelity Direct Lending Fund 1 Blocker LLC

Fidelity Direct Lending Fund I JSPV LLC

FDLF CA SPE LLC

Fidelity Direct Lending Tactical 1 LLC

Fidelity Direct Lending Tactical 2 LLC

Fidelity Direct Lending Tactical 3 LLC

Existing Wholly-Owned Subsidiaries of Fidelity Multi-Strategy Credit Fund

Fidelity Multi-Strategy Credit Fund Blocker LLC

Fidelity Multi-Strategy Credit Tactical 1 LLC

EXHIBIT A

Resolutions of the Board of Trustees~~/Directors of each of Fidelity Private Credit Fund, Fidelity Private Credit Company LLC, and Fidelity Multi-Strategy Credit Fund~~ of Forum Real Estate Income Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief ~~Pursuant to Sections 17(d) and 57(i) and Rule 17d-1~~

WHEREAS, the Board of Trustees (the "Board") of Forum Real Estate Income Fund (the "Fund") deems it is advisable and in the best interest of ~~each of Fidelity Private Credit Fund, Fidelity Private Credit Company LLC, and Fidelity Multi-Strategy Credit Fund (together, the "Funds")~~the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule ~~17d-1~~17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of ~~Fidelity Diversifying Solutions,~~Forum Capital Advisors LLC and the ~~Funds~~Fund be, and each of them hereby is, authorized and directed on behalf of the ~~Funds~~Fund and in ~~their~~its name and on behalf of the ~~Funds~~Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form ~~attached to the Board memorandum~~as presented at this meeting, and any amendments thereto, pursuant to ~~Sections~~Section 17(d) ~~and 57(i)~~ of the 1940 Act, and Rule 17d-1 promulgated ~~thereunder~~under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by ~~Sections~~Section 17(d) ~~and 57(a)(4)~~ of the 1940 Act ~~and Rule 17d-1 thereunder~~; and it is further

RESOLVED, that the officers of the ~~Funds~~Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the ~~Funds~~Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the ~~Funds~~Fund.

EXHIBIT B

Two Marked Copies of the Application Showing Changes from the Final Versions of Two Recent Applications

[*See Attached*]

File No. ~~812-15821~~812-[ ]

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:
~~TCW DIRECT LENDING LLC AND TCW DIRECT LENDING VII LLC AND TCW~~

~~DIRECT LENDING VIII LLC AND TCW STAR DIRECT LENDING LLC AND TCW~~
~~SPIRIT DIRECT LENDING LLC AND TCW PRIVATE ASSET~~**FORUM REAL ESTATE** INCOME FUND ~~AND~~
FORUM CAPITAL ADVISORS LLC
FORUM STRUCTURED FINANCE LP

~~TCW ASSET BACKED FINANCE MANAGEMENT COMPANY LLC AND TCW DIRECT~~
~~LENDING PRIVATE FUND VIII LP AND TCW DIRECT LENDING STRATEGIC~~
~~VENTURES LLC AND TCW BRAZOS FUND LLC AND NJ/TCW DIRECT LENDING~~
~~LLC AND WEST VIRGINIA DIRECT LENDING LLC AND TCW SKYLINE LENDING,~~
~~L.P. AND TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC AND TCW~~
~~DIRECT LENDING~~FORUM STRUCTURED ~~SOLUTIONS 2022~~FINANCE SLP LLC ~~AND TCW ASSET~~

~~MANAGEMENT COMPANY LLC AND TCW STEEL CITY PERPETUAL LEVERED~~
~~FUND LP AND TCW STEEL CITY UNLEVERED PRIVATE FUND LP AND TCW PT~~
FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC.
FMREIT OPERATING PARTNERSHIP LP
FMREIT ADVISORS LLC
FDG STONECREST INVESTOR ASSOCIATES I-A, LLC
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC
~~MANAGEMENT COMPANY LLC~~
240 Saint Paul Street, Suite 400
Denver, CO 80206
~~515 South Flower Street~~

~~Los Angeles, California 90071~~
~~(213) 244-0000~~

~~AMENDMENT NO. 1 TO THE~~ **APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940**

All Communications, Notices and Orders to:

~~Kevin Finch~~
~~Senior Vice President~~
~~The TCW Group, Inc.~~
~~515 South Flower Street~~
~~Los Angeles, California 90071~~
~~(213) 244-0000~~
~~(213) 244-0491 (fax)~~

~~Vadim Avdeychik~~**Darren Fisk** ~~Debevoise & Plimpton LLP~~ ~~66 Hudson Boulevard~~**Chief Executive Officer** ~~New York, NY 10001~~ **Forum Capital Advisors LLC** **240 Saint Paul Street, Suite 400** **Denver, CO 80206** ~~(212) 909-6867~~**legal@forumig.com**	~~Sheena Paul~~**Elizabeth Ryan** ~~Debevoise & Plimpton LLP~~ ~~66 Hudson Boulevard~~ ~~New York, NY 10001~~ **Chief Compliance Officer & General Counsel** **Forum Capital Advisors LLC** **240 Saint Paul Street, Suite 400** **Denver, CO 80206** ~~(202) 383-8178~~**legal@forumig.com**

Copies to:

Kelley A. Howes
Morrison & Foerster LLP
370 17th Street, Suite 4200
Denver, CO 80202
(303) 592-2237
khowes@mofo.com

~~August 27~~September 26, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

	:	
	:	
IN THE MATTER OF	:	**APPLICATION FOR AN ORDER**
	:	**PURSUANT TO SECTIONS 17(d) AND 57(i)**
~~TCW DIRECT LENDING LLC AND~~	:	**OF THE INVESTMENT COMPANY ACT**
~~TCW DIRECT LENDING VII LLC AND~~	:	**OF 1940 AND RULE 17d-1 UNDER THE**
~~TCW DIRECT LENDING VIII LLC AND~~	:	**INVESTMENT COMPANY ACT OF 1940**
~~TCW STAR DIRECT LENDING LLC AND~~	:	**PERMITTING CERTAIN JOINT**
~~TCW SPIRIT DIRECT LENDING LLC AND~~	:	**TRANSACTIONS OTHERWISE**
~~TCW PRIVATE ASSET~~**FORUM REAL ESTATE** INCOME	:	**PROHIBITED BY SECTIONS 17(d) AND**
FUND ~~AND TCW ASSET~~	:	**57(a)(4) OF AND RULE 17d-1 UNDER THE**
~~BACKED FINANCE MANAGEMENT COMPANY~~**FORUM**	:	**INVESTMENT COMPANY ACT OF 1940**
CAPITAL ADVISORS LLC ~~AND~~	:	
~~TCW DIRECT LENDING PRIVATE FUND VIII~~**FORUM**	:	
STRUCTURED FINANCE LP ~~AND~~	:	
~~TCW DIRECT LENDING STRATEGIC VENTURES LLC~~	:	
~~AND TCW BRAZOS FUND LLC AND~~	:	
~~NJ/TCW DIRECT LENDING LLC AND WEST VIRGINIA~~	:	
~~DIRECT LENDING LLC AND TCW SKYLINE LENDING,~~	:	
~~L.P. AND TCW DIRECT LENDING STRUCTURED~~	:	
~~SOLUTIONS 2019 LLC AND TCW DIRECT LENDING~~	:	
FORUM ~~STRUCTURED~~ ~~SOLUTIONS 2022~~**FINANCE SLP**	:	
LLC ~~AND~~	:	
~~TCW ASSET MANAGEMENT COMPANY LLC AND~~	:	
FORUM MULTIFAMILY REAL ESTATE INVESTMENT	:	
TRUST, INC.	:	
~~TCW STEEL CITY PERPETUAL LEVERED FUND~~**FMREIT**		
OPERATING PARTNERSHIP LP ~~AND~~		
~~TCW STEEL CITY UNLEVERED PRIVATE FUND LP AND~~		
~~TCW PT MANAGEMENT COMPANY~~**FMREIT ADVISORS** LLC		
FDG STONECREST INVESTOR ASSOCIATES I-A, LLC		
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC		
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC		
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC		
~~515 SOUTH FLOWER STREET~~		
~~LOS ANGELES, CALIFORNIA 90071~~		

240 Saint Paul Street, Suite 400
Denver, CO 80206

File No. ~~812-15821~~
812-[   ]

I.   SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") under Section 57(i) of the Investment Company Act of 1940, as amended (the "**_1940 Act_**" or "**_Act_**"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on ~~June 17, 2024~~ January 18, 2023 under Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Sections 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act (the "**_Prior Order_**")[2]~~that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1~~, with the result that no person will continue to rely on the Prior Order if the Order is granted.[2]

- ~~TCW Direct Lending LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act ("**_TCWDL_**");~~

- ~~TCW Direct Lending VII LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act ("**_TCWDL VII_**");~~

- ~~TCW Direct Lending VIII LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act ("**_TCWDL VIII_**");~~

- ~~TCW Star Direct Lending LLC, an externally managed closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act ("**_TCWSDL_**");~~

- ~~TCW Spirit Direct Lending LLC, a closed-end management investment company registered under the 1940 Act ("**_TCWSPDL_**");~~

- ~~TCW Private Asset~~ Forum Real Estate Income Fund, a Delaware statutory trust that is registered under the Act as a closed-end management investment company ~~registered~~ and operated as an "interval fund" pursuant to Rule 23c-3 under the ~~1940~~ Act ("**_TCWPAIF_**" ~~and, together with TCWDL, TCWDL VII, TCWDL VIII, TCWSDL and TCWSPDL,~~ **_FREIF_**," or the "**_Existing Regulated ~~Funds~~Fund_**");[3]

- Forum Capital Advisors LLC ("**_FCA_**") is the investment adviser to FREIF and the investment adviser to FSF and FSF SLP (defined below);

- ~~TCW Asset Backed Finance Management Company LLC, which is registered with the Commission under the Investment Advisers Act of 1940, as amended (the "**_Advisers Act_**"), as an investment adviser, and which serves as an investment adviser to TCWPAIF ("**_TABFMCO_**");~~

- ~~TCW Direct Lending Private Fund VIII LP, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("**_TCWDLPF VIII_**");~~

- ~~TCW Direct Lending Strategic Ventures LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("**_TCWDLSV_**");~~

- ~~TCW Brazos Fund LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("**_TCWBF_**");~~

- ~~NJ/TCW Direct Lending LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act~~

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] ~~TCW Direct Lending LLC, et al. (File No. 812-15520), Release No. IC-35197 (May 20, 2024) (notice), Release No. IC-35216 (June 17, 2024) (order).~~

[2] Forum Real Estate Income Fund, et al. (File No. 812-15355), Release No. 34780 (December 21, 2022) (notice), Release No. 34810 (January 18, 2023) (order).

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

or relies on Rule 3a-7 under the 1940 Act ("***NJTCWDL***");

- West Virginia Direct Lending LLC, which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("***WVDL***");

- TCW Skyline Lending, L.P., which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("***TCWSL***");

- TCW Direct LendingForum Structured Solutions 2019 LLC, whichFinance LP ("***FSF***"), which is an entity whose investment adviser is FCA and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("***TCWDLSS 2019***");

- TCW Direct LendingForum Structured Solutions 2022 LLC, whichFinance SLP LLC ("***FSF SLP***"), which is an entity whose investment adviser is FCA and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("***TCWDLSS 2022***");

- Forum Multifamily Real Estate Investment Trust, Inc. ("***FMREIT***"), a real estate investment trust externally managed by FMREIT Advisors (defined below);

- FMREIT Operating Partnership LP, a subsidiary of FMREIT externally managed by FMREIT Advisors ("***FMREIT Operating Partnership***")[4];

- TCW Asset Management Company LLC, which is registered with the Commission under the Advisers Act, as an investment adviser, and which serves as an investment adviser to TCWDL, TCWDL VII, TCWDL VIII, TCWSDL, TCWSPDL, TCWDLPF VIII, TCWDLSV, TCWBF, NJTCWDL, WVDL, TCWSL, TCWDLSS 2019, and TCWDLSS 2022 ("***TAMCO***");

- TCW Steel City Perpetual Levered Fund LP, a Delaware limited partnership that intends to convert to a Delaware statutory trust and that intends to convert to a closed-end management investment company that intends to elect to be regulated as a business development company under the 1940 Act ("***TCWSCPLF***");

- TCW Steel City Unlevered Private Fund LP, whichFDG Stonecrest Investor Associates I-A, LLC and FDG Stonecrest Investor Associates II-A, LLC (together, the "***FDG-A Funds***"), each of which is an entity whose investment adviser is FCA and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act ("***TCWSCUPF***" and, together with TCWDLPF VIII, TCWDLSV, TCWBF, NJTCWDL, WVDL, TCWSL, TCWDLSS 2019, TCWDLSS 2022 and TCWSCPLF, the "***Existing Affiliated Funds***");

- TCW PT Management Company LLC, which is registered with the Commission under the Advisers Act as an investment adviser, and which serves as an investment adviser to TCWSCPLF and TCWSCUPF ("***TCWPTMC***" and, together with TAMCO and TABFMCO, the "***Existing Advisers***");

- FDG Stonecrest Investor Associates I-B, LLC and FDG Stonecrest Investor Associates II-B, LLC, each of which is an entity whose investment adviser is FCA and that would be an investment company but for Section 3(c)(7) of the Act, (together the "***FDG-B Funds***" and, together with the FDG-A Funds, the "***FDG Funds***");

- The FDG-A Funds, the FDG-B Funds, FMREIT, FMREIT Operating Partnership, FSF and FSF SLP are collectively referred to herein as the "***Existing Affiliated Funds***";

---

[4] FMREIT Operating Partnership is, for financial reporting purposes, consolidated with FMREIT.

- FMREIT Advisors LLC, a subsidiary of FCA and the manager of FMREIT and FMREIT Operating Partnership (“***FMREIT Advisors***”);

- ~~The~~FCA, FMREIT Advisors, the Existing Regulated ~~Funds,~~Fund, and the Existing Affiliated Funds ~~and Existing Advisers,~~are collectively~~,~~ referred to herein as the “***Applicants***.”~~.~~[~~3~~]

The relief requested in this application for the Order (the “***Application***”) would allow a Regulated Fund[~~4~~5] and one or more Affiliated Entities[~~5~~6] to engage in Co-Investment Transactions[~~6~~7] subject to the terms and conditions

---

~~3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

~~4~~5 “***Regulated Fund***” means the Existing Regulated ~~Funds~~Fund and any Future Regulated Funds. “***Future Regulated Fund***” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “***Wholly-Owned Investment Sub***” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “***Joint Venture***” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “***BDC Downstream Fund***” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

~~5~~6 “***Affiliated Entity***” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a~~-7~~-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

~~6~~7 “***Co-Investment Transaction***” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

Transaction are collectively referred to herein as "***Participants***."[7][8] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8][9]

II.   GENERAL DESCRIPTION OF THE APPLICANTS

A.   ~~TCWDL~~**FREIF**

~~TCWDL is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWDL was formed in Delaware on April 1, 2014, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the "*Securities Act*"), and the laws of the states and jurisdictions where any offering is made. TCWDL has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWDL's principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.~~

FREIF was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on April 5, 2021. FREIF is an externally managed, non-diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. FREIF has elected to be treated as a real estate investment trust under Sub-Chapter M of the Internal Revenue Code of 1986, as amended ("*Sub-Chapter M*"). FREIF's principal place of business is 240 Saint Paul Street, Suite 400, Denver, CO 80206.

~~TCWDL's~~FREIF's investment objective is to ~~generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWDL has a four-member~~maximize current income and preserve investor capital, with a secondary focus on long-term capital appreciation. FREIF concentrates its investments (*i.e.*, invests more than 25% of its assets) in the real estate industry. FREIF has a four member board (the "***~~TCWDL~~FREIF*** ***Board***"), of which three members are not "interested" persons of ~~the Fund~~FREIF within the meaning of Section 2(a)(19) of the ~~1940~~ Act.[9][10]

B. ~~TCWDL VII~~

~~TCWDL VII is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWDL VII was formed in Delaware on May 23, 2017, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWDL VII has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWDL VII's principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.~~

~~TCWDL VII's investment objective is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWDL VII has a five-member board (the "*TCWDL VII Board*"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

C. ~~TCWDL VIII~~

~~TCWDL VIII is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified~~

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[7][8]   "***Adviser***" means ~~Existing Advisers~~FCA and FMREIT Advisors, and any other investment adviser controlling, controlled by, or under common control with ~~any of the Existing Advisers~~FCA and/or FMREIT Advisors. The term "Adviser" also includes any internally-managed Regulated Fund.

[8][9]   *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[9][10]   The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the ~~1940~~ Act.

management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWDL VIII was formed in Delaware on September 3, 2020, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWDL VIII has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWDL VIII's principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWDL VIII's investment objective is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWDL VIII has a five-member board (the "***TCWDL VIII Board***"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D. TCWSDL

TCWSDL is a Delaware limited liability company that is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. TCWSDL was formed in Delaware on March 7, 2022, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWSDL has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWSDL's principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWSDL's investment objective is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWSDL has a five-member board (the "***TCWSDL Board***"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

E. TCWSPDL

TCWSPDL is a Delaware limited liability company that is a closed-end management investment company registered under the 1940 Act. TCWSPDL was formed in Delaware on March 5, 2024, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWSPDL has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWSDL's principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

TCWSDL's investment objective is to seek to preserve capital and generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers. TCWSDL has a five-member board (the "***TCWSPDL Board***"), of which four members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

F. TCWPAIF

TCWPAIF is a Delaware statutory trust that is a non-diversified, closed-end management investment company registered under the 1940 Act. TCWPAIF was formed in Delaware on September 3, 2024, and has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. TCWPAIF has made an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. TCWPAIF's principal place of business is 515 South Flower Street, Los Angeles, California 90071.

TCWPAIF's investment objective is to seek to provide attractive risk-adjusted returns and produce current income. TCWPAIF has a seven-member board (the "***TCWPAIF Board***" and, together with the TCWDL Board, TCWDL VII Board, TCWDL VIII Board, TCWSDL Board and TCWSPDL Board, the "***Board***"), of which five members are not "interested" persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

B. G. The Existing Affiliated Funds

Each Existing Affiliated Fund is a separate and distinct legal entity that would be an "of FSF and FSF SLP is organized as a Delaware limited partnership. Each of FSF and FSF SLP is an investment fund whose investment adviser is FCA and which would be an investment company" but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or Rule 3a-7 under the 1940 Act.[10][11] In the future, an Affiliated Fund may register as a closed-end management investment company, or elect to be regulated as a BDC, under the 1940 Act and, if so registered or regulated, will be considered a Regulated Fund for

The Regulated Funds and the Affiliated Entities may be under common control. Any of the Affiliated Entities or the Existing Advisers would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of an Existing Adviser within the meaning of Section 2(a)(3)(C) of the 1940 Act, thus requiring exemptive relief for certain co-investments with the Regulated Funds.

Each FDG Fund is organized as a Colorado limited liability company. Each FDG-A Fund is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(1) of the Act and each FDG-B Fund is an investment fund whose investment adviser is FCA and which would be an investment company but for Section 3(c)(7) of the Act.

FMREIT was organized as a Maryland corporation on October 28, 2022. FMREIT has elected to be treated as a real estate investment trust under Sub-Chapter M for U.S. federal income tax purposes. FMREIT conducts its business primarily through the FMREIT Operating Partnership. FMREIT GP, LLC, of which FMREIT is the sole member, is the general partner of the FMREIT Operating Partnership.

FMREIT Operating Partnership was organized as a Delaware limited partnership on October 26, 2022.

Neither FMREIT nor the FMREIT Operating Partnership are considered to be an investment company under Section 3(a)(1)(A) of the 1940 Act because neither of them engages primarily or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In the event that FMREIT or the FMREIT Operating Partnership were to be deemed an investment company under Section 3(a) of the 1940 Act, FMREIT or the FMREIT Operating Partnership would be excepted from the definition of an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) or Section 3(c)(6) thereof.

FMREIT and the FMREIT Operating Partnership are externally managed by FMREIT Advisers and, accordingly, may be considered to be controlled by FMREIT Advisers.

C. ~~H. The Existing Advisers~~**FCA**

FCA, a Delaware limited liability company, is registered with the Commission under the Advisers Act. FCA is a wholly-owned subsidiary of Forum Investment Group LLC ("Forum Investment Group"). FCA serves as the investment adviser to FREIF and the investment adviser to FSF and FSF SLP, each of which it manages in accordance with its objectives and strategies. FCA's address is 240 Saint Paul Street, Suite 400, Denver, CO 80206.

D. **FMREIT Advisors**

FMREIT Advisors, a Delaware limited liability company, is an indirect, wholly-owned subsidiary of Forum Investment Group and serves as the investment manager to FMREIT (including the FMREIT Operating Partnership). As investment manager, FMREIT Advisors provides for the day-to-day management of the operations of FMREIT (including the FMREIT Operating Partnership) and provides FMREIT (including the FMREIT Operating Partnership) with a management team and the appropriate support personnel to provide such management services. FMREIT Advisors' address is 240 Saint Paul Street, Suite 400, Denver, CO 80206.

TAMCO, TABFMCO and TCWPTMC serve as the investment adviser of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund. TAMCO, TABFMCO and TCWPTMC also provide or will provide administrative services to the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, under an administrative services agreement. Each of TAMCO, TABFMCO and TCWPTMC is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, TAMCO's sole clients that intend to rely on the Order are TCWDL, TCWDL VII, TCWDL VIII, TCWSDL, TCWSPDL, TCWDLPF VIII, TCWDLSV, TCWBF, NJTCWDL, WVDL, TCWSL, TCWDLSS 2019 and TCWDLSS 2022. On the date of this Application, TABFMCO's sole client is TCWPAIF. On the date of

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~~regulated as a BDC,~~ under the ~~1940~~ Act and, if so registered ~~or regulated~~, will be considered a Regulated Fund for purposes of this application.

~~this Application, TCWPTMC’s sole clients are TCWSCPLF and TCWSCUPF.~~

~~TAMCO, TABFMCO and TCWPTMC are each a direct or indirect subsidiary of TCW Group, Inc., a Nevada corporation (“***TCW Group***”). TCW Group currently directly wholly owns TAMCO, and TAMCO currently directly wholly owns TABFMCO and TCWPTMC. TCW Group is a leading global asset management firm with more than five decades of investment experience and a broad range of products across fixed income, equities, emerging markets, and alternative investments. TCW Group’s clients include many of the world’s largest corporate and public pension plans, financial institutions, endowments and foundations, as well as financial advisors and high net worth individuals. The firm has offices in the U.S, Europe, Midde East and Asia and is headquartered in Los Angeles, CA.~~

~~Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, TAMCO, TABFMCO and TCWPTMC will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/manager regularly.~~

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “***Conditions***”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”~~[11]~~[12] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or

~~[11]~~[12] Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.   Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~TAMCO, TABFMCO and TCWPTMC~~FCA and FMREIT Advisors are each ~~majority-owned by TCW~~a direct or indirect wholly-owned subsidiary of Forum Investment Group, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to ~~TAMCO, TABFMCO, TCWPTMC,~~FCA and FMREIT Advisors, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~TAMCO, TABFMCO, TCWPTMC,~~FCA and FMREIT Advisors, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.   Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. <u>Same Terms</u>. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~12~~13

2. <u>Existing Investments in the Issuer</u>. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,~~13~~14 of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,~~14~~15 unless: (i) the Regulated Fund already holds the same security as each such

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~~12~~13   Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

~~13~~14   Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

~~14~~15   Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's

Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. <u>Related Expenses</u>. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[15][16]

4. <u>No Remuneration</u>. Any transaction fee[16][17] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. <u>Co-Investment Policies</u>. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "***Co-Investment Policies***"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[17][18]

6. <u>Dispositions</u>:

(a) Prior to any Disposition[18][19] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each

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shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15][16] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16][17] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17][18] The Affiliated Entities may adopt shared Co-Investment Policies.

[18][19] "***Disposition***" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[~~19~~20]

7. Board Oversight

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[~~20~~21]

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[~~19~~20] "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[~~20~~21] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with ~~regard to creditor protection terms and other similar investor rights), more control over the investment and~~ less need to bring in other external investors or structure investments to satisfy the different needs of external investors); (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders[22] permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions ~~(~~, including substantially identical relief[23] recently granted by the Commission, which applications have been identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act (together, the "***Existing Orders***").~~[21]~~ Similar to the Existing Orders, the Conditions described herein are designed to mitigate the

---

[22] *See, e.g.*, FS Credit Opportunities Corp., *et al.* (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. *et al.* (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, *et al.* (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al.* (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

[23] *See* TCW Direct Lending LLC, *et al.* (File No. 812-15821) Release No. IC-35730 (August 29, 2025) (notice), Release No. IC-35757 (September 24, 2025) (order); Fidelity Private Credit Fund, *et al.* (File No. 812-15799) Release No. IC-35731 (August 29, 2025) (notice), Release No. IC-35756 (September 23, 2025) (order).

~~[21] *See, e.g.*, Polen Credit Opportunities Fund, *et al.* (File No. 812-15457), Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (order); Sound Point Meridian Capital, Inc., *et al.* (File No. 812-15476-01), Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., *et al.* (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, *et al.* (File No.~~

possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.   PROCEDURAL MATTERS

A.   Communications

Please address all communications concerning this Application, the Notice and the Order to:

Darren Fisk **Chief Executive Officer** **Forum Capital Advisors LLC** **240 Saint Paul Street, Suite 400** **Denver, CO 80206** **legal@forumig.com**	**Elizabeth Ryan** **Chief Compliance Officer & General Counsel** **Forum Capital Advisors LLC** **240 Saint Paul Street, Suite 400** **Denver, CO 80206** **legal@forumig.com**

~~Kevin Finch~~

~~Senior Vice President~~
~~The TCW Group, Inc.~~
~~515 South Flower Street~~
~~Los Angeles, California 90071~~
~~(213) 244-0000~~
~~(213) 244-0491 (fax)~~

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

~~Vadim Avdeychik~~ ~~Debevoise & Plimpton LLP~~ ~~66 Hudson Boulevard~~ ~~New York, NY 10001~~ ~~(212) 909-6867~~	~~Sheena Paul~~ ~~Debevoise & Plimpton LLP~~ ~~66 Hudson Boulevard~~ ~~New York, NY 10001~~ ~~(202) 383-8178~~

Kelley A. Howes
Morrison & Foerster LLP
370 17th Street, Suite 4200
Denver, CO 80202
(303) 592-2237
khowes@mofo.com

B.   Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~each~~the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are ~~provided below~~attached hereto as Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that ~~each~~the Existing Regulated Fund and Existing Affiliated ~~Fund~~Funds have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the

~~812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).~~

Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit B to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the ~~27th~~26th day of ~~August~~September, 2025.

~~TCW DIRECT LENDING LLC~~
FORUM REAL ESTATE INCOME FUND

By: /s/ ~~Andrew J. Kim~~Darren Fisk _____
Name: ~~Andrew J. Kim~~Darren Fisk
Title: Chairman, Chief ~~Financial~~Executive Officer and Trustee

~~TCW DIRECT LENDING VII~~FORUM CAPITAL ADVISORS LLC

By: /s/ ~~Andrew J. Kim~~Darren Fisk _____
Name: ~~Andrew J. Kim~~Darren Fisk
Title: Chief ~~Financial~~Executive Officer

~~TCW DIRECT LENDING VIII LLC~~

FORUM STRUCTURED FINANCE LP

By: Forum Structured Finance GP LLC, its General Partner

By: Forum Structured Finance GP Manager, Inc., its Managing Member

By: ~~/s/ Andrew J. Kim~~Forum Capital Advisors LLC, its Sole Shareholder
~~Name: Andrew J. Kim~~
~~Title: Chief Financial Officer~~
~~TCW STAR DIRECT LENDING LLC~~

By: /s/ ~~Andrew J. Kim~~Darren Fisk _____
Name: ~~Andrew J. Kim~~Darren Fisk
Title: Chief ~~Financial~~Executive Officer

~~TCW SPIRIT DIRECT LENDING~~FORUM STRUCTURED FINANCE SLP LLC

By: Forum Structured Finance GP LLC, its Managing Member

By: **Forum Structured Finance GP Manager, Inc., its Managing Member**

By: **Forum Capital Advisors LLC, its Sole Shareholder**

By: /s/ ~~David Wang~~Darren Fisk _____

Name: ~~David Wang~~Darren Fisk

~~Title: Chief Operating Officer~~

~~By: /s/ Andrew Kim~~

~~Name: Andrew Kim~~

Title: Chief ~~Financial~~Executive Officer ~~and Treasurer~~

FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC.
~~TCW PRIVATE ASSET INCOME FUND~~

By: /s/ ~~Megan McClellan~~Darren Fisk _____
Name: ~~Megan McClellan~~Darren Fisk
Title: ~~President and~~Chairman, Principal Executive Officer and Trustee

~~TCW ASSET BACKED FINANCE MANAGEMENT COMPANY LLC~~

~~By: /s/ Peter Davidson~~
~~Name: Peter Davidson~~
~~Title: Senior Vice President and Associate General Counsel~~

~~TCW DIRECT LENDING PRIVATE FUND VIII LP~~
FMREIT OPERATING PARTNERSHIP LP

By: ~~TCW DLPF8~~ **FMREIT** GP LLC,
its General Partner
~~Its: General Partner~~
~~By: TCW Asset Management Company LLC~~
By: Forum Multifamily Real Estate Investment Trust, Inc.,
its Sole Member

By: /s/ ~~Andrew Kim~~Darren Fisk _____
Name: ~~Andrew Kim~~Darren Fisk
Title: ~~Managing~~Chief Executive Officer and Director
~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

~~Its: Managing Member~~

~~TCW DIRECT LENDING STRATEGIC VENTURES~~FMREIT ADVISORS LLC

By: /s/ ~~Andrew J. Kim~~Darren Fisk _____
~~Name: Andrew J. Kim~~
~~Title: Authorized Person~~

~~TCW BRAZOS FUND LLC~~

~~By: TCW Asset Management Company LLC~~
~~Its: Managing Member~~

~~By: /s/ Andrew Kim~~
Name: ~~Andrew Kim~~Darren Fisk
Title: ~~Managing Director~~Chief Executive Officer
~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

FDG STONECREST INVESTOR ASSOCIATES I-A, LLC
~~NJ/TCW DIRECT LENDING LLC~~
By: ~~TCW Private Funds Management~~FDG Stonecrest Manager, LLC, its Manager

~~Its~~By: Forum Investment Group LLC, its Managing Member

18

By: ~~TCW Asset~~ **Forum** Management ~~Company LLC~~**, Inc.,
its Manager**

~~Its: Managing Member~~

By: /s/ ~~Andrew Kim~~Darren Fisk _____

Name: ~~Andrew Kim~~Darren Fisk

Title: ~~Managing~~ Director and President

~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~

~~Title: Senior Vice President~~

~~WEST VIRGINIA DIRECT LENDING LLC~~

FDG STONECREST INVESTOR ASSOCIATES I-B, LLC

By: ~~TCW Private Funds Management~~**FDG Stonecrest Manager,** LLC**,
its Manager**

~~Its~~**By**: **Forum Investment Group LLC,
its Managing Member**

By: ~~TCW Asset~~ **Forum** Management ~~Company LLC~~**, Inc.,
its Manager**

~~Its: Managing Member~~

By: /s/ ~~Andrew Kim~~Darren Fisk _____

Name: ~~Andrew Kim~~Darren Fisk

Title: ~~Managing~~ Director and President

~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~

~~Title: Senior Vice President~~

FDG STONECREST INVESTOR ASSOCIATES II-A, LLC

~~TCW SKYLINE LENDING, L.P.~~

By: ~~TCW Private Funds Management~~**FDG Stonecrest Manager,** LLC**,
its Manager**

~~Its: General Partner~~

~~By: TCW Asset Management Company LLC~~

~~Its~~**By**: **Forum Investment Group LLC,
its Managing Member**

~~By: /s/ Andrew Kim~~

~~Name: Andrew Kim~~

~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~

~~Title: Senior Vice President~~

~~TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC~~

By: ~~TCW Asset~~ **Forum** Management ~~Company LLC~~**, Inc.,
its Manager**

~~Its: Managing Member~~

~~By: /s/ Andrew Kim~~

~~Name: Andrew Kim~~

~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~

~~Title: Senior Vice President~~

~~**TCW DIRECT LENDING STRUCTURED SOLUTIONS 2022 LLC**~~

~~By: TCW Asset Management Company LLC~~
~~Its: Managing Member~~

By: /s/ ~~Andrew Kim~~Darren Fisk
Name: ~~Andrew Kim~~Darren Fisk
Title: ~~Managing ~~Director and President
~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~
~~TCW ASSET MANAGEMENT COMPANY LLC~~
~~By: /s/ Andrew Kim~~
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC
~~Name: Andrew Kim~~
~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

~~**TCW STEEL CITY PERPETUAL LEVERED FUND LP**~~

By: ~~TCW Steel City GP~~ **FDG Stonecrest Manager, LLC, its Manager**
~~Its: General Partner~~
~~By: TCW PT Management Company LLC~~
~~Its~~**By:** **Forum Investment Group LLC, its Managing Member**
~~By: /s/ Andrew Kim~~
~~Name: Andrew Kim~~
~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

~~**TCW STEEL CITY UNLEVERED PRIVATE FUND LP**~~

~~By: TCW Steel City GP LLC~~
~~Its: General Partner~~
By: ~~TCW PT~~ **Forum** Management ~~Company LLC~~**, Inc., its Manager**
~~Its: Managing Member~~
~~By: /s/ Andrew Kim~~
~~Name: Andrew Kim~~
~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

~~TCW PT MANAGEMENT COMPANY LLC~~

By: /s/ ~~Andrew Kim~~Darren Fisk
Name: ~~Andrew Kim~~Darren Fisk
Title: ~~Managing ~~Director and President
~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Direct Lending LLC~~Forum Real Estate Income Fund, that he is the Chairman, Chief ~~Financial~~Executive Officer and Trustee of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~TCW DIRECT LENDING LLC~~
FORUM REAL ESTATE INCOME FUND

By: /s/ ~~Andrew J. Kim~~Darren Fisk
Name: ~~Andrew J. Kim~~Darren Fisk
Title: ~~Chief Financial~~Chairman, Principal Executive Officer and Trustee

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Direct Lending VII~~Forum Capital Advisors LLC, that he is the Chief ~~Financial~~Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~TCW DIRECT LENDING VII~~**FORUM CAPITAL ADVISORS** LLC

By: /s/ ~~Andrew J. Kim~~Darren Fisk
Name: ~~Andrew J. Kim~~Darren Fisk
Title: Chief ~~Financial~~Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Direct Lending VIII LLC~~Forum Structured Finance LP, that he is the Chief ~~Financial~~Executive Officer of ~~such entity~~the Sole Shareholder of the Managing Member of the general partner of such fund and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~TCW DIRECT LENDING VIII LLC~~
FORUM STRUCTURED FINANCE LP

By: Forum Structured Finance GP LLC,
            its General Partner

By: Forum Structured Finance GP Manager, Inc.,
            its Managing Member

By: Forum Capital Advisors LLC,
            its Sole Shareholder

By: /s/ ~~Andrew J. Kim~~Darren Fisk_____
Name: ~~Andrew J. Kim~~Darren Fisk
Title: Chief ~~Financial~~Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Star Direct Lending~~Forum Structured Finance SLP LLC, that he is the Chief ~~Financial~~Executive Officer of the Sole Shareholder of the Managing Member of the Managing Member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

           ~~TCW STAR DIRECT LENDING~~**FORUM STRUCTURED FINANCE SLP** LLC

By: Forum Structured Finance GP LLC,
            its Managing Member

By: Forum Structured Finance GP Manager, Inc.,
            its Managing Member

By: Forum Capital Advisors LLC,
            its Sole Shareholder

By: /s/ ~~Andrew J. Kim~~Darren Fisk_____
Name: ~~Andrew J. Kim~~Darren Fisk
Title: Chief ~~Financial~~Executive Officer

VERIFICATION

~~Each of the~~The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Spirit Direct Lending LLC~~Forum Multifamily Real Estate Investment Trust, Inc., that he is the Chief ~~Operating Officer or Chief Financial~~Executive Officer and ~~Treasurer, as applicable,~~Director of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. ~~Each of the~~The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

           ~~TCW SPIRIT DIRECT LENDING LLC~~
           ~~By: /s/ David Wang~~
           FORUM MULTIFAMILY REAL ESTATE INVESTMENT TRUST, INC.
           ~~Name: David Wang~~

Title: ~~Chief Operating Officer~~

By: /s/ ~~Andrew Kim~~Darren Fisk_____
Name: ~~Andrew Kim~~Darren Fisk
Title: Chief ~~Financial~~Executive Officer and ~~Treasurer~~Director

VERIFICATION

~~The undersigned states that she has duly executed the foregoing Application for and on behalf of TCW Private Asset Income Fund, that she is the President and Principal Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.~~

~~TCW PRIVATE ASSET INCOME FUND~~

~~By: /s/ Megan McClellan~~
~~Name: Megan McClellan~~
~~Title: President and Principal Executive Officer~~

~~VERIFICATION~~

The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Asset Backed Finance Management Company LLC~~FMREIT Operating Partnership LP, that he is the ~~Senior Vice President and Associate~~Chief Executive Officer of the Sole Member of the General ~~Counsel~~Partner of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~TCW ASSET BACKED FINANCE MANAGEMENT COMPANY LLC~~

~~By: /s/ Peter Davidson~~
~~Name: Peter Davidson~~
~~Title: Senior Vice President and Associate General Counsel~~

~~VERIFICATION~~

~~Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending Private Fund VIII LP, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

FMREIT OPERATING PARTNERSHIP LP
~~**TCW DIRECT LENDING PRIVATE FUND VIII LP**~~
By: ~~TCW DLPF8~~   **FMREIT** GP LLC,
   its General Partner
~~Its: General Partner~~
          ~~By: TCW Asset Management Company LLC~~
By: **Forum Multifamily Real Estate Investment Trust, Inc.,**
   its Sole Member

~~Its: Managing Member~~

By: /s/ ~~Andrew Kim~~Darren Fisk_____
Name: ~~Andrew Kim~~Darren Fisk
Title: ~~Managing~~Chief Executive Officer and Director
   ~~By: /s/ Kevin Finch~~

Name: Kevin Finch
Title: Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Direct Lending Strategic Ventures~~FMREIT Advisors LLC, that he is ~~an Authorized Person~~the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


~~TCW DIRECT LENDING STRATEGIC VENTURES~~**FMREIT ADVISORS LLC**


By: /s/ ~~Andrew J. Kim~~Darren Fisk

Name: ~~Andrew J. Kim~~Darren Fisk

Title: ~~Authorized Person~~Chief Executive Officer

VERIFICATION

~~Each of the~~The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Brazos Fund~~FDG Stonecrest Investor Associates I-A, LLC, that he is the ~~Managing~~ Director ~~or Senior Vice~~and President~~, as applicable,~~ of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. ~~Each of the~~The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


~~TCW BRAZOS FUND LLC~~
FDG STONECREST INVESTOR ASSOCIATES I-A, LLC


By: ~~TCW Asset Management Company~~FDG Stonecrest Manager, LLC, its Manager

~~Its~~By: Forum Investment Group LLC, its Managing Member

~~By: /s/ Andrew Kim~~

~~Name: Andrew Kim~~

~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~

~~Title: Senior Vice President~~

~~VERIFICATION~~

~~Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of NJ/TCW Direct Lending LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~


~~NJ/TCW DIRECT LENDING LLC~~


By:~~TCW Private Funds~~   Forum Management~~LLC~~, Inc., its Manager

~~Its: Managing Member~~

~~By: TCW Asset Management Company LLC~~

~~Its: Managing Member~~

By: /s/ ~~Andrew Kim~~Darren Fisk_____

Name: ~~Andrew Kim~~Darren Fisk

Title: ~~Managing~~ Director and President

~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~

~~Title: Senior Vice President~~

VERIFICATION

~~Each of the~~The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~West Virginia Direct Lending~~FDG Stonecrest Investor Associates I-B, LLC, that he is the ~~Managing~~ Director ~~or Senior Vice~~and President~~, as applicable,~~ of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. ~~Each of the~~The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~**WEST VIRGINIA DIRECT LENDING LLC**~~
FDG STONECREST INVESTOR ASSOCIATES I-B, LLC

By: ~~TCW Private Funds Management~~FDG Stonecrest Manager, LLC,
its Manager

~~Its~~By: Forum Investment Group LLC,
its Managing Member

By: ~~TCW Asset~~Forum Management ~~Company LLC~~, Inc.,
its Manager

~~Its: Managing Member~~

~~By: /s/ Andrew Kim~~

~~Name: Andrew Kim~~

~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~

~~Title: Senior Vice President~~

~~VERIFICATION~~

~~Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Skyline Lending, L.P., that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**TCW SKYLINE LENDING, L.P.**~~

~~By: TCW Private Funds Management LLC~~
~~Its: General Partner~~

~~By: TCW Asset Management Company LLC~~
~~Its: Managing Member~~

~~By: /s/ Andrew Kim~~

~~Name: Andrew Kim~~

~~Title: Managing Director~~

By: /s/ ~~Kevin Finch~~Darren Fisk

Name: ~~Kevin Finch~~Darren Fisk

Title: ~~Senior Vice~~Director and President

VERIFICATION

~~Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending Structured Solutions 2019 LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC**~~

~~By: TCW Private Funds Management LLC~~
~~Its: Managing Member~~

~~By: TCW Asset Management Company LLC~~
~~Its: Managing Member~~

~~By: /s/ Andrew Kim~~
~~Name: Andrew Kim~~
~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

~~VERIFICATION~~

~~Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Direct Lending Structured Solutions 2022 LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~**TCW DIRECT LENDING STRUCTURED SOLUTIONS 2022 LLC**~~

~~By: TCW Private Funds Management LLC~~
~~Its: Managing Member~~

~~By: TCW Asset Management Company LLC~~
~~Its: Managing Member~~

~~By: /s/ Andrew Kim~~
~~Name: Andrew Kim~~
~~Title: Managing Director~~

~~By: /s/ Kevin Finch~~
~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

~~VERIFICATION~~

~~Each of the~~The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Asset Management Company~~FDG Stonecrest Investor Associates II-A, LLC, that he is the ~~Managing~~ Director ~~or Senior Vice~~and President~~, as applicable,~~ of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. ~~Each of the~~The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~TCW ASSET MANAGEMENT COMPANY LLC~~
FDG STONECREST INVESTOR ASSOCIATES II-A, LLC

By: FDG Stonecrest Manager, LLC,
        its Manager

By: Forum Investment Group LLC,
        its Managing Member

By: Forum Management, Inc.,
        its Manager

By: /s/ ~~Andrew Kim~~Darren Fisk
Name: ~~Andrew Kim~~Darren Fisk
Title: ~~Managing~~ Director and President
~~By: /s/ Kevin Finch~~

~~Name: Kevin Finch~~
~~Title: Senior Vice President~~

VERIFICATION

~~Each of the~~The undersigned states that he has duly executed the foregoing Application for and on behalf of ~~TCW Steel City Perpetual Levered Fund LP~~FDG Stonecrest Investor Associates II-B, LLC, that he is the ~~Managing~~ Director ~~or Senior Vice~~and President~~, as applicable,~~ of the Manager of the Managing Member of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. ~~Each of the~~The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~TCW STEEL CITY PERPETUAL LEVERED FUND LP~~
FDG STONECREST INVESTOR ASSOCIATES II-B, LLC

By: ~~TCW Steel City GP~~ FDG Stonecrest Manager, LLC,
        its Manager
~~Its: General Partner~~
        ~~By: TCW PT Management Company LLC~~
~~Its~~By: Forum Investment Group LLC,
        its Managing Member
    ~~By: /s/ Andrew Kim~~
    ~~Name: Andrew Kim~~
    ~~Title: Managing Director~~

    ~~By: /s/ Kevin Finch~~
    ~~Name: Kevin Finch~~
    ~~Title: Senior Vice President~~
~~VERIFICATION~~

~~Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW Steel City Unlevered Private Fund LP, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~TCW STEEL CITY UNLEVERED PRIVATE FUND~~

By:~~TCW PT~~ <u>Forum</u> Management~~Company LLC~~<u>, Inc.,</u>
<u>its Manager</u>
~~Its: Managing Member~~

~~By:~~   ~~/s/ Andrew Kim~~
~~Name:~~   ~~Andrew Kim~~
~~Title:~~   ~~Managing Director~~

~~By:~~   ~~/s/ Kevin Finch~~
~~Name:~~   ~~Kevin Finch~~
~~Title:~~   ~~Senior Vice President~~

~~VERIFICATION~~

~~Each of the undersigned states that he has duly executed the foregoing Application for and on behalf of TCW PT Management Company LLC, that he is the Managing Director or Senior Vice President, as applicable, of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Each of the undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~TCW PT MANAGEMENT COMPANY LLC~~

By: /s/ ~~Andrew Kim~~<u>Darren Fisk</u>_____
Name: ~~Andrew Kim~~<u>Darren Fisk</u>
Title: ~~Managing~~ Director <u>and President</u>
     ~~By:~~   ~~/s/ Kevin Finch~~
~~Name:~~   ~~Kevin Finch~~

~~Title:~~   ~~Senior Vice President~~

EXHIBIT A

Resolutions of the Board of ~~Directors of TCW Direct Lending LLC~~Trustees of Forum Real Estate Income Fund.

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~**WHEREAS**, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

~~Resolutions of the Board of Directors of TCW Direct Lending VII LLC~~

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board of Trustees (the "Board") of Forum Real Estate Income Fund (the "Fund") deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule ~~17d-1~~17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

~~Resolutions of the Board of Directors of TCW Direct Lending VIII LLC~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~**WHEREAS**, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange~~

~~Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

~~Resolutions of the Board of Directors of TCW Star Direct Lending LLC~~

~~*Approval of Filing Section 17(d) Application for Co-Investment Relief*~~

~~**WHEREAS**, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of TCW Asset Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

~~Resolutions of the Board of Directors of TCW Spirit Direct Lending LLC~~

~~*Approval of Filing Section 17(d) Application for Co-Investment Relief*~~

~~**WHEREAS**, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

NOW, THEREFORE, BE IT RESOLVED, that the officers of ~~TCW Asset Management Company~~Forum Capital Advisors LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form ~~attached hereto as Exhibit A~~as presented at this meeting, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Two Marked Copies of the Application Showing Changes from the Final Versions of Two Recent Applications

[*See Attached*]

~~Resolutions of the Board of Trustees of TCW Private Asset Income Fund~~

~~*Approval of Filing Section 17(d) Application for Co-Investment Relief*~~

~~**WHEREAS**, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-1 promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~**NOW, THEREFORE, BE IT RESOLVED**, that the officers of TCW Asset Backed Finance Management Company LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~**RESOLVED**, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~**RESOLVED**, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~